SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________________

Amendment No. 2 to

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

_______________

TRANS WORLD ENTERTAINMENT CORPORATION

(Name of Issuer)

_______________

TRANS WORLD ENTERTAINMENT CORPORATION (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.01 Par Value

(Title of Class of Securities)

89336 Q 10 0

(CUSIP Number of Class of Securities)

John Anderson
38 Corporate Circle
Albany, New York 12203
Telephone: (518) 452-1242

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

_______________

Copy to:
William M. Hartnett, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005
Telephone: (212) 701-3000

_______________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$25,000,000	$3,410
*	Estimated solely for the purpose of determining the amount of the filing fee. Pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, this amount was calculated based upon the offer to purchase up to $25,000,000 in value.
**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.00013640.
☒	Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $3,410	Filing Party: Trans World Entertainment Corporation
Form of Registration No.: Schedule TO-I	Date Filed: July 12, 2013

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1

☒ issuer tender offer subject to Rule l3e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:[☒/☐]

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed on July 1, 2013 (as amended by Amendment No. 1 thereto filed on July 12, 2013, the “Schedule TO”) by Trans World Entertainment Corporation, a New York corporation (the “Company”). The Schedule TO relates to the offer by the Company to purchase up to $25,000,000 in value of shares of its common stock, $0.01 par value per share (the “Shares”), or such lesser number of Shares as are properly tendered and not properly withdrawn, at a price not less than $4.50 and not more than $5.10 per Share upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 1, 2013 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(i) to the Schedule TO, and the related Letter of Transmittal, dated July 1, 2013 (the “Letter of Transmittal”), previously filed as Exhibit (a)(1)(ii) to the Schedule TO, which together constituted the “tender offer.”

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On July 30, 2013, the Company issued a press release announcing the preliminary results of the tender offer, which expired at 12:00 midnight, New York City time, on July 29, 2013. A copy of the press release is filed as Exhibit (a)(5)(iii) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit to the exhibit index:

Press Release, dated July 30, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANS WORLD ENTERTAINMENT CORPORATION
By:	/s/ John Anderson
	Name:	John Anderson
	Title:	Chief Financial Officer

Dated: July 30, 2013

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated July 1, 2013.
(a)(1)(ii)*	Letter of Transmittal.
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated July 1, 2013.
(a)(1)(v)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated July 1, 2013.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)*	Press Release, dated July 1, 2013.
(a)(5)(ii)*	Press Release, dated June 27, 2013 (incorporated herein by reference to Exhibit 99.1 to the Company’s Tender Offer Statement on Schedule TO-C, filed on June 27, 2013).
(a)(5)(iii)**	Press Release, dated July 30, 2013.
(b)	Not applicable.
(d)(1)(i)	Lease, dated April 1, 1985, between Robert J. Higgins, as Landlord, and Record Town, Inc. and Trans World Music Corporation, as Tenant and Amendment thereto dated April 28, 1986 (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1, No. 33-6449).
(d)(1)(ii)	Second Addendum, dated as of November 30, 1989, to Lease, dated April 1, 1985, among Robert J. Higgins, and Trans World Music Corporation, and Record Town, Inc., exercising five year renewal option (incorporated herein by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended February 3, 1990. Commission File No. 0-14818).
(d)(1)(iii)	Lease, dated November 1, 1989, between Robert J. Higgins, as Landlord, and Record Town, Inc. and Trans World Music Corporation, as Tenant (incorporated herein by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K for the year ended February 2, 1991. Commission File No. 0-14818).
(d)(1)(iv)	Lease dated September 1, 1998, between Robert J. Higgins, as Landlord, and Record Town, Inc. and Trans World Music Corporation, as Tenant, for additional office space at 38 Corporate Circle (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1998. Commission File No. 0-14818).
(d)(1)(v)	Trans World Music Corporation 1990 Stock Option Plan for Non-Employee Directors, as amended and restated (incorporated herein by reference to Annex A to Trans World’s Definitive

Proxy Statement on Form 14A filed as of May 19, 2000. Commission File No. 0-14818).
(d)(1)(vi)	Trans World Entertainment Corporation 1994 Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 30, 1994. Commission File No. 0-14818).
(d)(1)(vii)	Trans World Entertainment Corporation 1998 Stock Option Plan (incorporated herein by reference to Annex B to Trans World’s Definitive Proxy Statement on Form 14A filed as of May 7, 1998. Commission File No. 0-14818).
(d)(1)(viii)	Trans World Entertainment Corporation 1999 Stock Option Plan (incorporated herein by reference to Annex A to Trans World’s Definitive Proxy Statement on Form 14A filed as of May 7, 1998. Commission File No. 0-14818).
(d)(1)(ix)	Form of Indemnification Agreement dated May 1, 1995 between the Company and its officers and directors (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 1995. Commission File No. 0-14818).
(d)(1)(x)	Trans World Entertainment Corporation 2002 Stock Option Plan (incorporated herein by reference to Annex A to Trans World’s Definitive Proxy Statement on Form 14A filed as of May 23, 2002. Commission File No. 0-14818).
(d)(1)(xi)	Trans World Entertainment Corporation Supplemental Executive Retirement Plan, as amended (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K filed on July 16, 2012. Commission File No. 0-14818).
(d)(1)(xii)	Employment Agreement, dated as of December 26, 2008, between the Company and Robert J. Higgins (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K filed on December 29, 2008. Commission File No. 0-14818).
(d)(1)(xiii)	Trans World Entertainment Corporation 2005 Long Term Incentive and Share Award Plan (incorporated herein by reference to Appendix A to Trans World Entertainment Corporation’s Definitive Proxy Statement on Form 14A filed as of May 11, 2005. Commission File No. 0-14818).
(d)(1)(xiv)	Trans World Entertainment Corporation Executive Officers Bonus Plan (incorporated herein by reference to Appendix A to Trans World Entertainment Corporation’s Definitive Proxy Statement on Form 14A filed as of May 20, 2009. Commission File No. 0-14818).
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed with the Schedule TO on July 1, 2013.
**	Filed herewith.